Exhibit 99.1

STELLAR BIOTECHNOLOGIES, INC.

AUDIT COMMITTEE CHARTER

1.	Charter.

This charter (this “Charter”) governs the operations of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Stellar Biotechnologies, Inc. (the “Company”). The Committee shall review and reassess this Charter at least annually and recommend any proposed changes to the Board for approval.

2.	Purpose of the Committee.

The purpose of the Committee is to oversee the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. In that regard, the Committee assists the Board in monitoring:

(a)	the integrity of the financial statements of the Company;

(b)	the Company’s independent auditor’s qualifications, independence, and performance;

(c)	the performance of the Company’s internal audit function, including the Company’s system of internal controls, financial reporting, and disclosure controls; and

(d)	the Company’s compliance with legal and regulatory requirements.

The Committee shall also prepare the report required to be included in the Company’s annual proxy statement pursuant to applicable rules and regulations of the Securities and Exchange Commission (the “Commission”) as promulgated from time to time, as well as the report to be included in the Management Proxy Solicitation Information Circular (MIC) required to be furnished under applicable Canadian securities law and/or the rules and regulations of the TSX Venture Exchange (“TSX-V”) as promulgated from time to time.

The primary role of the Committee is to oversee the Company’s financial reporting and disclosure process. To fulfill this obligation and perform its duties, the Committee will maintain effective working relationships with the Board, management, the Company’s internal auditor, and the Company’s independent auditor. It is not the duty of the Committee to prepare the Company’s financial statements, to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles (“GAAP”). The Company’s management is responsible for preparing the Company’s financial statements and for maintaining internal controls, and the independent auditor are responsible for auditing the financial statements. Nor is it the duty of the Committee to assure compliance of the Company’s policies and procedures with applicable laws and regulations.

3.	Membership.

The Committee shall consist of a minimum of three directors, each of whom is independent from the management of the Company. The members of the Committee shall be appointed by the Board, which shall recommend for Committee membership such directors as it believes are qualified. Members of the Committee shall serve at the pleasure of the Board and shall serve and for such term or terms as the Board may determine.
(i)	Independence

Each member of the Committee shall be independent in accordance with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), the rules of the NASDAQ Stock Market (“NASDAQ”), and the rules of the TSX-V. No member of the Committee can have participated in the preparation of the financial statements of the Company or its subsidiaries at any time during the past three years.

(ii)	Accounting Expertise

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. At least one member of the Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication.

(iii)	Service on Other Boards

While there is no limit on the number of public company audit committees on which a director may serve, if a director serves on more than two public company audit committees in addition to this Committee (i.e., more than three public company audit committees in total), his or her service on this Committee shall be subject to the Board’s determination that such simultaneous service on such other audit committees will not impair his or her ability to effectively serve on this Committee.

4.	Meetings.

The Committee shall meet as often as it determines necessary in order to perform its responsibilities, but in no event less than quarterly. The Committee shall meet separately from the Board; provided, however, the Committee may meet immediately before or after any meeting of the Board. The Committee may hold meetings at such times and locations as the Committee may determine.

The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board or at set forth in the Company’s bylaws. The Committee shall meet periodically in separate executive sessions with management, the internal auditor and the independent auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate. The Committee may request any officer or employee of the Company, the Company’s outside counsel or the Company’s independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

5.	Roles and Responsibilities.

The Committee shall fulfill the following roles and discharge the following responsibilities:

(i)	External Audit

The Committee shall have the sole and direct responsibility for the appointment, compensation, retention and oversight of the work of an independent registered public accounting firm to act as the Company’s independent auditor for the purpose of auditing the Company’s annual financial statements, books, records, accounts and internal controls over financial reporting. The Committee shall also be responsible for resolving disagreements between management and the independent auditor regarding financial reporting. The independent auditor shall report directly to the Committee. In carrying out this duty, the Committee shall have the responsibility and authority:

a.
to pre-approve all audit and permitted non-audit and tax services, subject to the de minimis exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, the Commission rules promulgated thereunder, and under the rules of the TSX-V, that may be provided by the Company’s independent auditor or other registered public accounting firms, and establish policies and procedures for the Committee’s pre-approval of permitted services by the Company’s independent auditor on an on-going basis;

b.
to select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

c.
to review and discuss with the Company’s independent auditor (1) the auditor’s responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (2) the overall audit strategy, (3) the scope and timing of the annual audit, (4) any significant risks identified during the auditor’s risk assessment procedures and (5) when completed, the results, including significant findings, of the annual audit;

d.
to review and discuss with the Company’s independent auditor (1) all critical accounting policies and practices to be used in the audit; (2) all alternative treatments of financial information within GAAP that have been discussed with management, including the ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and (3) other material written communications between the auditor and management;

e.
establish procedures for (1) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

f.
to review with management and the Company’s independent auditor (1) any major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles; (2) any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the effects of alternative GAAP methods; and (3) the effect of regulatory and accounting initiatives and off-balance sheet structures on the Company’s financial statements; and

g.	recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor.

(ii)	Internal Controls

The Committee shall consider whether adequate controls are in place over annual and interim financial reporting as  well  as  controls  over  assets,  transactions and  the  creation  of  certain obligations, commitments and liabilities of the Company. In carrying out this duty, the Committee shall have the responsibility and authority:

(a)
to review with management and the Company’s independent auditor the adequacy and effectiveness of the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company’s internal controls and any special audit steps adopted in light of any material control deficiencies, and any fraud involving management or other employees with a significant role in such internal controls, and review and discuss with management and the Company’s independent auditor disclosure relating to the Company’s financial reporting processes, internal control over financial reporting and disclosure controls and procedures;

(b)
at least annually, to obtain and review a formal written statement from the Company’s independent auditor delineating all relationships between the auditor and the Company, and to actively engage in a dialogue with the auditor with respect to any disclosed relationships or services of the auditor to the Company that may impact the objectivity and independence of the auditor;

(c)	taking, or recommending that the full Board take, appropriate action to oversee the independence of the independent auditor; and

(d)	ensure that the independent auditor discuss with the Committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

(iii)	Financial Reporting; Review of Transactions and Arrangements

The Committee shall review the Company’s financial statements and financial information prior to its release to the public and review, approve and oversee certain transactions and arrangements. In carrying out this duty, the Committee shall:

(a)
review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations, on an ongoing basis, and to develop policies and procedures for the Committee’s approval of related party transactions under applicable provisions of U.S. federal securities laws and the rules and regulations of the TSX-V and NASDAQ;

(b)	review all off-balance sheet arrangements (as defined in Item 303 of Regulation S-K);

(c)
review and discuss with the Company’s independent auditor and management the Company’s annual audited financial statements (including the related notes), the form of audit opinion to be issued by the auditor on the annual financial statements, the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be filed with the Company’s annual report on Form 10-K, and the disclosure under “Management Discussion and Analysis” to be filed with the TSX-V;

(d)
meet with management and the independent auditor to review the financial statements and the results of the audit, including any difficulties encountered or significant changes in the Company’s selection or application of accounting fees;

(e)	recommend to the Board that the audited financial statements be included in the Company’s Form 10-K and produce the audit committee report required to be included in the Company's proxy statement;

(f)	review and discuss with management and the independent auditor the Company’s internal controls report;

(g)
review and discuss with the Company’s independent auditor and management the Company’s quarterly financial statements, the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be filed with the Company’s quarterly report on Form 10-Q, and the disclosure under “Management Discussion and Analysis” to be filed with the TSX-V; and

(h)
review, discuss with management and the Company’s independent auditor, and approve all public disclosure, including earnings press releases and other documents containing financial information including the use of “pro forma” information, prior to release to the public.

(iv)	Non-Audit Services

(a)
All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the independent auditor to the Company or any subsidiary of the Company shall be subject to the prior approval of the Committee.

(b)
Delegation of Authority. The Committee may delegate authority to subcommittees consisting of one or more members of the Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Committee at its next scheduled meeting.

(c)
Pre-Approval Policies and Procedures. The Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

a.	the pre-approval policies and procedures are detailed as to the particular service;

b.	the Committee is informed of each non-audit service; and

c.	the procedures do not include delegation of the Committee’s responsibilities to management.

(v)	Other Responsibilities. The Committee shall perform other oversight functions as requested by the Board.

6.	Resources and Authority.

The Committee shall have the resources and the authority appropriate to discharge its responsibilities under this Charter, including the authority to:

(a)	engage independent legal, accounting or other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any independent legal, accounting, or other advisors employed by the Committee, including the fees, terms and conditions for the performance of such services; and

(c)	communicate directly with the internal and independent auditor.

Costs incurred by the Committee in performing its functions under this Charter shall be borne by the Company. Any significant expenses incurred by the Committee shall be reported to the Board.

Adopted by the Board of Directors on June 3, 2014.

Appendix - Guidance Regarding the Roles and Responsibilities of Audit Committee Members

The following guidance is intended to provide the Committee members with additional guidance on fulfillment of their roles and responsibilities while serving on the Committee:

Internal Control

a.
evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

b.
focus on the extent to which external auditor review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

c.	gain an understanding of whether internal control recommendations made by external auditor have been implemented by management.

Financial Reporting

General

a.	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

b.	ask management and the external auditor about significant risks and exposures and the plans to minimize such risks; and

c.	understand industry best practices and the Company’s adoption of them.

Annual FinancialStatements

a.
review the annual financial statements and determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

b.	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

c.
focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

d.	consider management’s handling of proposed audit adjustments identified by the external auditor; and

e.	ensure that the external auditor communicate all required matters to the Committee.

Interim Financial Statements

a.	be briefed on how management develops and summarizes interim financial information, the extent to which the external auditor review interim financial information;

b.	meet with management and the auditor, either telephonically or in person, to review the interim financial statements; and

c.	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

i.	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

ii.	changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financial statements are consistent with changes in the company’s operations and financing practices;

iii.	generally accepted accounting principles (GAAP) have been consistently applied;

iv.	there are any actual or proposed changes in accounting or financial reporting practices;

v.	there are any significant or unusual events or transactions;

vi.	the Company’s financial and operating controls are functioning effectively;

vii.	the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

viii.	the interim financial statements contain adequate and appropriate disclosures.

Compliance with Laws and Regulations

a.	periodically obtain updates from management regarding compliance with certain laws, regulations and industry best practices;

b.	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

c.	review the findings of any examinations by securities regulatory authorities and stock exchanges.

Other Responsibilities

a.	review, with the Company’s counsel, any legal matters that could have a significant impact on the Company’s financial statements.